MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION
(the “Company”)

•	POST EFFECTIVE AMENDMENT NO. 6 ON FORM S-1 – (FILE NO. 333-142100)
•	AMENDMENT NO. 7 TO FORM S-1 – (FILE NO. 333-149010)
•	RESPONSE LETTER DATED FEBRUARY 2, 2009 (File No. 0-51488)

In response to the Staff’s verbal comment requesting the Company to update the Directors and Executive Officers Section and the Executive Compensation Section of the Form S-1 and Post Effective Amendment to Form S-1 we have updated that section to include current information, including 2008 information.

In response to the Staff’s comment to include the Pro-forma Financial Statements in the Form S-1 and Post Effective Amendment to Form S-1 we have inserted the appropriate Pro-forma financial statements in both forms following the Notes to the Financial Statements for September 30, 2008.

The Company has filed herewith the following documents:

1.	Post-Effective Amendment No. 6 on Form S-1 – (File No. 333-142100)
2.	Amendment No. 7 to Form S-1 – (File No. 333-149010)

Signature:	Title:	Date:

By /s/ David J. Collins	Chief Financial Officer,	February 2, 2009
David J. Collins	Chief Accounting Officer,
and Principal Financial Officer